March 19, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Bradley Ecker

Re: LOBO Technologies Ltd.

Registration Statement on Form F-1, as amended

File No. 333-292027

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: Monday, March 23, 2026

Requested Time: 5:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the undersigned, as the sole placement agent for the proposed public offering on a best efforts basis of securities of LOBO Technologies Ltd. (the “Company”), hereby join the Company’s request that the effective date of the above-referenced registration statement on Form F-1, as amended, be accelerated so that it will be declared effective at 5:00 PM Eastern Time, on Monday, March 23, 2026, or as soon as possible thereafter.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

ARC GROUP SECURITIES LLC

By:	/s/ Ian Hanna
Name:	Ian Hanna
Title:	Chief Executive Officer

ARC Group Securities LLC, 398 S Mill Ave, Tempe, AZ 85281, arc-securities.com